Exhibit 99.92

505 Consumers Road, Suite 803

Toronto, Ontario, Canada M2J 4V8

Tel: 416.494.9559

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of the Shareholders of SolarBank Corporation (the “Company”) will be held at the offices of the Company located at 505 Consumers Road, Suite 803, Toronto, Ontario, Canada M2J 4V8, Canada, on Thursday, December 14, 2023, at 10:00 a.m. (Eastern Time) for the following purposes:

1.	To receive and consider the audited consolidated financial statements of the Company for the year ending June 30, 2023 and the report of the auditors thereon.

2.	To consider and, if thought fit, to pass a special resolution approving an amendment to Articles of Incorporation of the Company to set a new minimum and maximum number of directors, as more particularly described in the Information Circular (defined below).

3.	To set the number of directors of the Company at four.

4.	To elect Dr. Richard Lu, Paul Pasalic, Olen Aasen and Paul Sparkes as directors of the Company on the basis set forth in the accompanying information circular of the Company dated November 7, 2023 (the “Information Circular”).

5.	To appoint MSLL CPA LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration.

6.	To approve the Company’s Share Compensation Plan and all unallocated entitlements under the Share Compensation Plan.

7.	To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

If you hold your Shares in a brokerage account, you are a non-registered shareholder (“Beneficial Shareholder”). Beneficial Shareholders who hold their Shares through a bank, broker or other financial intermediary should carefully follow the instructions found on the form of Proxy or VIF provided to them by their intermediary, in order to cast their vote, or in order to notify the Company if they plan to attend the Meeting.

DATED at Toronto, Ontario, this 7th day of November, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

“Dr. Richard Lu”
Dr. Richard Lu
Chief Executive Officer

505 Consumers Road, Suite 803
Toronto, Ontario, Canada M2J 4V8
Tel: 416.494.9559

INFORMATION CIRCULAR
As at November 7, 2023 unless otherwise noted

FOR THE ANNUAL GENERAL AND SPECIAL MEETING

OF THE SHAREHOLDERS

TO BE HELD ON DECEMBER 14, 2023

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of SolarBank Corporation (the “Company”) for use at the Annual General and Special Meeting (the “Meeting”) of the Shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by management of the Company (“Management”). Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse Shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals, authorization to execute the Instrument of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are directors or officers of the Company and are nominees of Management. A Shareholder has the right to appoint a person to attend and act for him/her on his/her behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy. To exercise this right, a Shareholder should strike out the names of the persons named in the Instrument of Proxy and insert the name of his/her nominee in the blank space provided, or complete another proper form of Instrument of Proxy. The completed Instrument of Proxy should be deposited with the Company’s Registrar and Transfer Agent, Endeavor Trust Corporation (the “Transfer Agent”), located at Suite 702 - 777 Hornby Street, Vancouver, BC, V6Z 1S4, or online: www.eProxy.ca, in either case at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The Instrument of Proxy must be dated and be signed by the Shareholder or by his/her attorney in writing, or, if the Shareholder is a Company, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Shareholder may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chair of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY’S SHARES

Only Shareholders whose names appear in the Company’s Shareholder’s Register (the “Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares (“Common Shares”) in their own name (“Beneficial Shareholders”) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an Instrument of Proxy must indicate thereon the person (usually a brokerage house) who holds their Common Shares as registered Shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The form of proxy supplied to Beneficial Shareholders is similar to that provided to Registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. Management of the Company does not intend to pay for intermediaries to forward to objecting beneficial owners under National Instrument 54-101 the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and in case of an objecting beneficial owner, the objecting beneficial owner will not receive the materials unless the objecting beneficial owner’s intermediary assumes the cost of delivery.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Instrument of Proxy to the clearing agencies and intermediaries for onward distribution. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the Instrument of Proxy provided by the Company to the Registered Shareholders. However, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the Management proxyholder’s name in the form and insert the Beneficial Shareholder’s name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and requests Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote Common Shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted. All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

If no choice is specified on the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to the matter upon the proxyholder named on the Instrument of Proxy. In the absence of any direction in the Instrument of Proxy, it is intended that the proxyholder named by Management in the Instrument of Proxy will vote the shares represented by the proxy in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.

At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominee.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended June 30, 2023 will be presented to the Shareholders at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

At November 7, 2023 the Company had 27,136,075 Common Shares without par value issued and outstanding. All Common Shares in the capital of the Company are of the same class and each carries the right to one vote. The quorum for a meeting of Shareholders is shareholders present in person or represented by proxy holding at least five percent (5%) of the Common Shares entitled to vote at a meeting of shareholders (unless a greater number of shareholders and/or a greater number of shares are required to be represented by the Business Corporations Act (Ontario) (the “OBCA”) or the articles or any other by-law).

November 7, 2023 has been determined as the record date as of which Shareholders are entitled to receive notice of and attend and vote at the Meeting. Shareholders desiring to be represented by proxy at the Meeting must deposit their proxies at the place and within the time set forth in the notes to the Instrument of Proxy in order to entitle the person duly appointed by the proxy to attend and vote thereat.

To the knowledge of the directors and senior officers of the Company, as at November 7, 2023, no Shareholder beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to the Common Shares of the Company.

NUMBER OF DIRECTORS AND ELECTION OF DIRECTORS

Approval of Article Amendment

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution (the “Amendment Resolution”) to approve an amendment (the “Amendment”) to the Company’s Articles of the Incorporation (“Articles”) to set a new minimum and maximum number of directors.

The Company is proposing an Amendment to the Articles to set the minimum number of directors at three and maximum number of directors at ten. The OBCA provides that any amendment to the Articles to increase or decrease the minimum or maximum number of directors of the Company requires the approval of the Company’s shareholders by a special resolution.

On November 7, 2023, the Board of Directors of the Company unanimously approved the Amendment to the Articles, determined that the Amendment is in the best interests of the Company and recommended that Shareholders vote in favour of the Amendment Resolution.

Amendment Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve the following Amendment Resolution in order to approve and ratify the Articles, as amended by the Amendment:

“RESOLVED, as a special resolution of the Shareholders of the Company, that:

1.	The amendment to the articles of incorporation (the “Articles”) of the Company to set the minimum number of directors at three and maximum number of directors at ten, be approved, ratified and confirmed.

2.	Any one director or officer of the Company be and is hereby authorized to take all necessary steps and proceedings, and to execute and deliver and file any and all applications, declarations, documents and other instruments and do all such acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to the provisions of these resolutions.”

The Amendment Resolution must be passed, with or without variation, by at least 66 2/3 per cent of the votes cast by the holders of Common Shares, present in person or represented by proxy in respect of the Amendment Resolution at the Meeting. If the Amendment Resolution is not approved at the Meeting, the amended Articles will not be adopted by the Company.

Management recommends that Shareholders vote in favour of the Amendment Resolution. In the absence of contrary instruction, the persons named in the enclosed Instrument of Proxy intend to vote for the approval of the Amendment Resolution.

Election of Directors

The persons named in the enclosed Instrument of Proxy intend to vote in favour of the special resolution fixing the number of directors on the board of directors of the Company (the “Board of Directors”) at four (4). Each director of the Company is elected annually and holds office until the next Annual General Meeting unless that person ceases to be a director before then. Management of the Company proposes to nominate the persons herein listed for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, the Common Shares represented by proxy will, on a poll, be voted for the nominees herein listed. MANAGEMENT OF THE COMPANY DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY ON ANY POLL FOR THE ELECTION OF ANY PERSON OR PERSONS AS DIRECTOR UNLESS THE SHAREHOLDER HAS SPECIFIED OTHERWISE IN THE PROXY. UNLESS AUTHORITY TO DO SO IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY INTEND TO VOTE FOR THE ELECTION OF ALL OF THE NOMINEES.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employment during the past five years if such nominee is not presently an elected director and the number of Common Shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name, Province or State and Country of Ordinary Residence of Nominee(4) and Present Positions with the Company	Principal Occupation and, if not a Presently Elected Director, Occupation during the last Five Years(5)	Period from which Nominee has been a Director	Number of Common Shares Held(1)(2)
Dr. Richard Lu Ontario, Canada Director, President & Chief Executive Officer	President and Chief Executive Officer of the Company since 2014	August 1, 2014	803,146(5)
Paul Pasalic(3) London, UK Director	Managing Director, Head of Legal (Europe) – Private Equity Transactions, with Hudson Advisors since 2019; Associate lawyer with Shearman & Sterling LLP from 2012 to 2019.	November 3, 2022	53,000
Olen Aasen(3) British Columbia, Canada Director	Practicing corporate and securities lawyer since 2007.	November 3, 2022	150,000
Paul Sparkes(3) Ontario, Canada Director	Corporate director and President of Otterbury Holdings Inc., a corporation advising growth entities in private and public markets.	November 3, 2022	Nil

(1)	Common shares beneficially owned, directly and indirectly, or over which control or direction is exercised, at the date hereof, based upon the information furnished to the Company by individual directors and officers. Unless otherwise indicated, such Common Shares are held directly. These figures do not include Common Shares that may be acquired on the exercise of any share purchase warrants or stock options held by the respective directors or officers.
(2)	The directors, and nominees, as a group beneficially own, directly or indirectly, 1,006,146 Common Shares of the Company representing 3.7% of the total issued and outstanding Common Shares of the Company.
(3)	Current Member of the Audit Committee of the Company and the Special Committee of the Company.
(4)	The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(5)	773,200 Common Shares are held by 2384449 Ontario Inc., a corporation controlled by Dr. Richard Lu.

Pursuant to the applicable securities legislation, the Company is required to have an audit committee. The general function of the audit committee is to review the overall audit plan and the Company’s system of internal controls, to review the results of the external audit, and to resolve any potential dispute with the Company’s auditors.

The audit committee of the Company currently consists of Paul Pasalic, Olen Aasen and Paul Sparkes. The members of the audit committee of the Company will be determined following the Meeting at the discretion of the Board of Directors and in accordance with applicable corporate and securities law. Aside from the audit committee, there is only one other standing committee of the Board of Directors which is the Special Committee that was established to review the OFIT Transaction discussed under “Interest of Informed Persons in Material Transactions”.

PENALTIES AND SANCTIONS

Except as disclosed below, no proposed director of the Company is, or within the 10 years prior to the date of this Information Circular, has been, a director, chief executive officer or chief financial officer of any company that while that person was acting in that capacity:

(a)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)	was the subject of a cease trade order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer, that resulted from an event that occurred while that person was acting in such capacity.

No proposed director of the Company is, or within the 10 years prior to the date of this Information Circular, has been, a director or executive officer of any company that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has individually, within the 10 years prior to this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or Shareholder.

No proposed director of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

By Order of the Supreme Court of Newfoundland and Labrador (the “Court”) dated June 17, 2020, Deloitte Restructuring Inc. (“Deloitte”) was appointed as the receiver and manager (the “Receiver”) of all current and future assets, undertakings, and properties of the Kami Mine Limited Partnership, Kami General Partner Limited, and Alderon Iron Ore Corp. The receivership was initiated by a secured creditor of the Kami Mine Limited Partnership after its failure to refinance the secured debt due to the COVID-19 pandemic. Mr. Aasen was Corporate Secretary of Alderon Iron Ore Corp. and Secretary and a Director of Kami General Partner Limited until April 28, 2020.

On February 5, 2016, the British Columbia Securities Commission issued a cease trade order against Ziplocal Inc. for failure to file its annual audited financial statements and MD&A. The required documents were filed and the order was subsequently revoked on March 11, 2016. Mr. Paul Sparkes was a director of Ziplocal Inc. during this period.

APPOINTMENT AND REMUNERATION OF AUDITOR

MSLL CPA LLP, Chartered Accountants, of Vancouver, British Columbia were appointed on December 10, 2021, and are the current Auditors of the Company. The persons named in the enclosed Instrument of Proxy will vote for the appointment of MSLL CPA LLP, Chartered Accountants, of Vancouver, British Columbia, as Auditors of the Company, to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the directors.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval and Ratification of Share Compensation Plan

At the Meeting, Shareholders will be asked to consider, and if thought advisable, approve the Company’s Share Compensation Plan (the “Plan”). The Company has no other incentive plans other than its Share Compensation Plan. The Plan is a 20% “rolling” plan pursuant to which the total number of Common Shares reserved and available for grant and issuance pursuant to the exercise of Company options (“Options”) and settlement of Company restricted share units (“RSUs”), each under the Plan, shall not exceed 20% (in the aggregate) of the issued and outstanding Common Shares from time to time. A detailed description of the Plan is set out in “Schedule “A” Form 51-102F6V – Statement of Executive Compensation – Stock Option Plan and Other Incentive Plans.”

The Plan is an evergreen plan which provides that if any option has been exercised, then the number of Common Shares into which such option or RSU was exercised shall become available to be issued upon the exercise of options subsequently granted under the Plan.

As at the date of this Information Circular, the Company has 2,759,000 options outstanding representing approximately 10.16% of the current number of issued and outstanding Common Shares and 265,000 RSUs representing approximately 0.98% of the current number of issued and outstanding Common Shares. Assuming the approval of the Plan, 2,403,215 Common Shares will be available to be granted under the Plan, representing approximately 8.86% of the current number of issued and outstanding Common Shares.

The rules of the Canadian Securities Exchange (“CSE”) require that, if a listed issuer has a security based compensation arrangement that does not have a fixed maximum aggregate number of securities issuable under such plan (an evergreen plan), the shareholders of the listed issuer must approve and re-affirm the unallocated options under the plan every three years. Shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution approving the Plan and all unallocated options and RSUs under such plan (the “Plan Resolution”). The Plan Resolution requires the approval of a simple majority of the votes cast by Shareholders voting in person or by proxy at the Meeting.

If the Plan Resolution is passed, this approval will be effective until December 14, 2026. If approval is not obtained at the Meeting, options and RSUs which have not been allocated as of December 14, 2023 will not be available for grant. Previously allocated options and RSUs will be unaffected, but will not be available to be reallocated.

At the Meeting Shareholders will be asked to consider and approve the following Plan Resolution, with or without modification:

“RESOLVED, as an Ordinary Resolution, that:

1.	The Plan and all unallocated options and restricted share units issuable pursuant to the Plan be and are hereby approved and authorized until December 14, 2026, being the date that is three years from Shareholder approval of the Plan;

2.	The Company be and is hereby authorized to grant stock options and restricted share units pursuant to and subject to the terms and conditions of the Plan entitling the option holders to purchase Common Shares of the Company;

3.	The Company be and is hereby authorized to abandon or terminate all or any part of the adoption of the Plan, if the Board of Directors of the Company deems it appropriate and in the best interest of the Company to do so; and

4.	Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.”

The foregoing resolution must be approved by a simple majority of Shareholders.

The full text of the Plan will be available for review at the Meeting and may be obtained at the offices of the Company located at 505 Consumers Road, Suite 803, Toronto, Ontario, Canada M2J 4V8, or by contacting the Company by telephone at 416.494.9559, at any time before the Meeting.

Management recommends that Shareholders vote in favour of the resolution to approve the Plan. In the absence of contrary instruction, the persons named in the enclosed Instrument of Proxy intend to vote for the approval of the Plan Resolution at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed below and transactions carried out in the ordinary course of business of the Company or its subsidiary, none of the directors or executive officers of the Company, any shareholder directly or indirectly beneficially owning, or exercising control or direction over, more than 10% of the outstanding Common Shares, nor an associate or affiliate of any of the foregoing persons has had, during the most recently completed financial year of the Company or during the current financial year, any material interest, direct or indirect, in any transactions that materially affected or would materially affect the Company or its subsidiary.

In 2021, the Company entered into a term loan agreement with Dr. Richard Lu, the President & Chief Executive Officer and a director of the Company (Address: 505 Consumers Road, Suite 803, Toronto, Ontario, Canada M2J 4V8), for a loan of $656,859 (USD$517,017) with a fixed interest rate of 10% for the first month and 1% for the remaining 11 months compound monthly. The Company fully repaid the loan 2022 plus interest of $5,677 on September 16, 2022.

The Company has entered into share purchase agreements (the “SPAs”) dated October 23, 2023 to acquire control of two corporations that hold solar projects located in Ontario with a combined capacity of 2.5 MW (the “Projects”) for consideration of 278,875 common shares (the “Consideration Shares”) of the Company at a deemed price of $7.70 per share for total consideration of $2,147,337.50 (the “OFIT Transaction”). The corporations OFIT GM Inc. and OFIT RT Inc. (the “Purchased Entities”) have been operating the Projects since 2017. The acquisition of the Purchased Entities closed on November 1, 2023. The shares of the Purchased Entities were acquired from N. Fine Investments Limited and Linden Power Inc. (the “Vendors”) Pursuant to the terms of the SPAs, the Company acquired 49.9% ownership of OFIT RT Inc. where Whitesand First Nation owns the remaining shares of OFIT RT Inc. The Company also acquired 49.9% ownership of OFIT GM Inc. where the Town of Kapuskasing owns the remaining shares of OFIT GM Inc. Dr. Richard Lu, the President & Chief Executive Officer and a director of the Company (Address: 505 Consumers Road, Suite 803, Toronto, Ontario, Canada M2J 4V8), is a shareholder of the Vendors and as result indirectly received one-third of the Consideration Shares.

STATEMENT OF EXECUTIVE COMPENSATION

A copy of the Statement of Executive Compensation is attached as Schedule “A” to this Information Circular.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out particulars of the compensation plans and individual compensation arrangements under which equity securities of the Company are authorized for issuance as of June 30, 2023.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders(1)	Nil	Nil	Nil
Equity compensation plans not approved by securityholders	3,024,000	$0.75	2,336,000
Total	3,024,000	$0.75	2,336,000

(1)	As of June 30, 2023 the Company had a “rolling” share compensation plan that reserves 20% of the Company’s outstanding Common Shares from time to time for issuance as stock options or restricted share units.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than routine indebtedness, no current or former director, executive officer or senior officer of the Company, employee or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such director, executive officer or senior officer, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

The management functions of the Company are not to any substantial degree performed by any person other than the executive officers and Directors of the Company. The Company has not entered into any contracts, agreements or arrangements with parties other than its Directors and executive officers for the provision of such management functions.

AUDIT COMMITTEE

For information regarding the Audit Committee, see the Company’s annual information form (the “AIF”) for the year ended June 30, 2023 under the heading, “Audit Committee”. The AIF is available under the Company’s profile at www.sedarplus.com.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Canadian Securities Administrators have introduced in final form National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”). The Company has reviewed its own corporate governance practices in light of the NP 58-201 guidelines. In certain cases, the Company’s practices comply with NP 58-201, however, the Board of Directors considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore certain guidelines have not been adopted.

Set out below is a description of certain corporate governance practices of the Company, as required by NI 58-101. As the Company is a “venture issuer” it is disclosing its corporate governance practices in accordance with the disclosure items set out in Form 58-101F2.

Board of Directors

NP 58-201 recommends that boards of directors of reporting issuers be composed of a majority of independent directors. NI 52-110 sets out the standard for director independence. Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. During the last financial year, the Board of Directors was not composed of a majority of independent directors: Dr. Richard Lu, Paul Pasalic, Olen Aasen and Paul Sparkes. Dr. Richard Lu is the Chief Executive Officer of the Company and therefore not considered to be independent. Mr. Aasen receives a consulting fee from the issuer for the provision of legal services and therefore is not independent.

The proposed Board of Directors is Dr. Richard Lu, Paul Pasalic, Olen Aasen and Paul Sparkes. As discussed above, Mr. Pasalic and Mr. Sparkes are considered independent. The Board of Directors believes that management is effectively supervised by the non-management directors of the Company, on an informal basis, as the non-management directors are involved in reviewing the operations of the Company and have full access to management.

During the year ended June 30, 2023, the independent directors did not hold regularly scheduled meetings at which the non-independent directors and members of management are not in attendance. The Company does not currently have a Chair or Lead Director. To facilitate the Board operating independently of Management, the following processes are in place:

●	the Board can hold in-camera meetings with the non-management directors;

●	at Board meetings, members of management, including the Chief Executive Officer, are not present for the discussion and determination of certain matters; and

●	under the Company’s Articles any one director may call a Board meeting.

Directorships

Currently, the following directors serve on the following boards of directors of other public companies:

Director	Reporting Issuer Board Membership
Dr. Richard Lu	None
Paul Pasalic	None
Olen Aasen	Draganfly Inc. The Good Flour Corp.
Paul Sparkes	The Good Flour Corp. Antler Gold Inc. Denarius Silver Corp. Vortex Energy Corp.

Orientation and Continuing Education

The Company provides an orientation program to new directors. This program consists of providing education regarding directors’ responsibilities, corporate governance issues, the audit committee charter, and recent and developing issues related to corporate governance and regulatory reporting. The Company also encourages senior management to participate in professional development programs and courses and supports Management’s commitment to training and developing employees. The Board of Directors provides comprehensive information regarding the Company to new directors and continuing education for directors on an ad hoc basis in respect of issues that are necessary for them to understand to meet their obligations as directors.

Ethical Business Conduct

The Board of Directors expects Management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives. The Board of Directors has adopted a formal written Code of Business Conduct and Ethics (the “Code”) which is available on SEDAR+ at www.sedarplus.com.

The Board endeavors to ensure that directors, officers and employees exercise independent judgement in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest. In addition, in accordance with the Business Corporations Act (Ontario), if a director is a director or officer of, or has a material interest in, any person who is a party to a transaction or proposed transaction with the Company, that director is not entitled to vote on any directors’ resolutions in respect of such transaction, in most circumstances. The Board monitors conflicts of interest of both the Board of Directors and Management in accordance with the Code.

Nomination of Directors

The Company does not at this time have a specific committee responsible for the nomination of directors. The Board of Directors determines new nominees to the Board of Directors, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board of Directors members, including both formal and informal discussions among Board of Directors members and the CEO. Proposed directors’ credentials are reviewed in advance of a Board of Directors meeting with one or more members of the Board of Directors prior to the proposed director’s nomination.

Compensation

During the financial year ended June 30, 2023, the Board of Directors did not have a compensation committee. The quantity and quality of the directors’ and executive officers’ compensation is reviewed and determined by the Board of Directors as a whole. Further details about the Company’s compensation practices are disclosed in the Company’s Statement of Executive Compensation for the year ended June 30, 2023 attached as Schedule “A” to this Information Circular.

Other Board Committees

The Company does not have any standing committees other than the Audit Committee and the Special Committee the Special Committee that was established to review the OFIT Transaction discussed under “Interest of Informed Persons in Material Transactions”.

Assessments

The Board of Directors does not, at present, have a formal process in place for assessing the effectiveness of the Board of Directors as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant.

OTHER MATTERS

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Proxy intend to vote on any poll, on such matters in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information regarding the Company is available on SEDAR+ at www.sedarplus.com. Shareholders can obtain copies of the Company’s financial statements and management discussion and analysis of financial results by sending a request in writing to the Company at 505 Consumers Road, Suite 803, Toronto, Ontario, Canada M2J 4V8. Financial information regarding the Company is provided in the Company’s audited comparative financial statements for the years ended June 30, 2023 and 2022 and in the accompanying management discussion and analysis, both of which are available on SEDAR+ at www.sedarplus.com.

DATED at Toronto, Ontario, this 7th day of November, 2023.

“Dr. Richard Lu”
Dr. Richard Lu
Chief Executive Officer

SCHEDULE “A”
to the Information Circular as at November 7, 2023 of
SolarBank Corporation

SOLARBANK CORPORATION

(the “Company”)

FORM 51-102F6V

STATEMENT OF EXECUTIVE COMPENSATION
(For the Year Ended June 30, 2023)

GENERAL

The following information is provided as required under Form 51-102F6V for Venture Issuers (the “Form”), as such term is defined in National Instrument 51-102.

For the purposes of this Form, a “Named Executive Officer”, or “NEO”, means each of the following individuals:

(a)	each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief executive officer (“CEO”), including an individual performing functions similar to a CEO;

(b)	each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief financial officer (“CFO”), including an individual performing functions similar to a CFO;

(c)	in respect of the company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with subsection 1.3(5) of Form 51-102F6V, for that financial year;

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was not an executive officer of the Company, and was not acting in a similar capacity, at the end of that financial year.

DIRECTOR AND NEO COMPENSATION

Director and NEO Compensation, Excluding Options and Compensation Securities

The following table of compensation, excluding options and compensation securities, provides a summary of the compensation paid by the Company to each NEO and director of the Company for the two most recently completed financial years ended June 30, 2023 and 2022. Options and compensation securities are disclosed under the heading “Stock Options and Other Compensation Securities and Instruments” of this Form.

Table of Compensation, Excluding Compensation Securities
Name and position	Year (1)	Salary, consulting fee, retainer or commission ($)(2)	Bonus ($)(2)	Committee or meeting fees ($)(2)	Value of perquisites ($)(2)	Value of all other compensation ($)(2)	Total compensation ($)(2)
Dr. Richard Lu(3)	2023	$414,000	$206,830	Nil	Nil	Nil	$620,830
President, Chief Executive Officer and Director	2022	$469,731	$100,000	Nil	Nil	Nil	$569,731
Sam Sun(4)	2023	$115,378	$24,615	Nil	Nil	Nil	$139,993
Chief Financial Officer	2022	Nil	Nil	Nil	Nil	Nil	Nil
Andrew van Doorn(5)	2023	$327,230	Nil	Nil	Nil	Nil	$327,230
Chief Operating Officer	2022	$249,995	Nil	Nil	Nil	Nil	$249,995
Tracy Zheng(6)	2023	$188,400	$120,000	Nil	Nil	Nil	$308,400
Chief Administrative Officer	2022	$188,400	Nil	Nil	Nil	Nil	$188,400
Paul Pasalic(7)	2023	Nil	Nil	Nil	Nil	Nil	Nil
Director	2022	Nil	Nil	Nil	Nil	Nil	Nil
Olen Aasen(8)	2023	$42,000	Nil	Nil	Nil	Nil	$42,000
Director	2022	Nil	Nil	Nil	Nil	Nil	Nil
Paul Sparkes(7)	2023	Nil	Nil	Nil	Nil	Nil	Nil
Director	2022	Nil	Nil	Nil	Nil	Nil	Nil

NOTES:

(1)	Financial years ended June 30.
(2)	All amounts shown were paid in Canadian currency, the reporting currency of the Company.
(3)	Effective September 1, 2022 Light Voltaic Corporation (“LVC”) entered into a consulting agreement (the “Consulting Agreement”) with the Company to provide the services of Dr. Lu to the Company to act as Chief Executive Officer. LVC is paid annual consulting fees of $469,731 for the services of Dr. Lu. LVC is also eligible to receive a bonus of $100,000 for every 10 MW, DC (cumulative) solar projects achieving commercial operation. Dr. Lu receives no compensation for his services as a director. The Company may terminate Dr. Lu’s consulting agreement by providing six months prior written notice. In the event that within one year of a “Change of Control” the consulting agreement is terminated by Dr. Lu for “Good Reason” or by the Company, then Dr. Lu is entitled to a payment equal to two years of consulting fees. A “Change of Control” is defined a transaction that results in: (i) the sale of all or substantially all of the Company’s assets; or (ii) the Company having a new Control Person, where “Control Person” means: a person who holds sufficient number of the voting rights attached to all outstanding voting securities of the Corporation to affect materially the control of the Corporation; or a combination of persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, which holds in total a sufficient number of the voting rights attached to all outstanding voting securities of the Corporation to affect materially the control of the Corporation; or a person, or combination of persons, who holds more than 35% of the voting rights attached to all outstanding voting securities of the Company, unless there is evidence that that person or combination of persons does not hold a sufficient number of the voting rights to control the Company. “Good Reason” is defined as, without the consultant’s written consent, the occurrence of any of the following circumstances: (i) reduction by the Company in the consulting fee; (ii) the failure of the consultant to be appointed or re-appointed to the position of Chief Executive Officer of the Company; (iii) a material diminution in the consultant’s duties or the assignment to the Consultant of any duties inconsistent with his position and status as Chief Executive Officer of the Company; (iv) a change in the consultant’s reporting relationship such that the consultant no longer reports directly to the Board of Directors of the Company; or (v) a relocation of place of work more than 50 kilometers from the Company’s head office at the relevant time.
(4)	Effective June 10, 2022, Mr. Sun entered into an employment agreement with the Company with an effective start date of July 4, 2022. Mr. Sun is paid an annual salary of $120,000 for his services as CFO. Mr. Sun is also eligible to receive a bonus of $20,000 for every 10 MW, DC (cumulative) solar projects achieving commercial operation. The Company may terminate the employment agreement by providing the notice or pay in lieu of notice required under the Employment Standards Act, 2000 (Ontario) which as of June 30, 2023 was two weeks notice or pay in lieu of notice.

(5)	Effective October 25, 2022, Mr. van Doorn entered into an employment agreement with the Company. Mr. van Doorn is paid an annual salary of $350,000 for his services as COO. Mr. van Doorn is also eligible to receive a bonus of $90,000 for every 10 MW, DC (cumulative) solar projects achieving commercial operation and $20,000 for every 10 MW, DC (cumulative) solar projects achieving NTP. The Company may terminate the employment agreement by providing twelve month’s notice or pay in lieu of notice plus a continuation of employee group benefits for the notice period.
(6)	Effective February 1, 2021 Ms. Zheng, through her personal company, entered into a consulting agreement with the Company. Ms. Zheng is paid annual consulting fees of $188,400 (plus applicable taxes) for her services as Chief Administrative Officer. The Company may terminate Ms. Zheng’s consulting agreement by providing one month’s prior written notice.
(7)	Mr. Pasalic and Mr. Sparkes were appointed as directors of the Company on November 3, 2022 and receive no compensation for their services as directors of the Company.
(8)	Mr. Aasen was appointed as a director on November 3, 2023. Mr. Aasen entered into a consulting agreement dated March 1, 2023 pursuant to which Mr. Aasen receives annual base fees of $126,000 plus applicable taxes. The Company may terminate Mr. Aasen’s consulting agreement by providing 90 days prior written notice. In the event that within one year of a “Change of Control” the consulting agreement is terminated by Mr. Aasen or by the Company, then Mr. Aasen is entitled to a payment equal to twelve months of consulting fees. “Change of Control” means: (i) the consummation of a merger, amalgamation, plan of arrangement or other transaction or series of related transactions resulting in the combination of Company with or into another entity, where the shareholders of the Company immediately prior to such transaction or series of transactions, directly or indirectly, do not continue to hold a majority voting interest in the continuing or surviving entity immediately following such transaction or series of related transactions; (ii) a sale or transfer of all or substantially all of the Company’s assets (other than a sale or transfer to a wholly-owned subsidiary of the Company); or (iii) a sale or transfer of all or substantially all of the shares in the capital of the Company. Mr. Aasen currently serves on the Board of Directors of the Company but is not compensated for his services as a director.

Stock Options and Other Compensation Securities and Instruments

The following table of compensation securities provides a summary of all compensation securities granted or issued by the Company to each NEO and director of the Company for the financial year ended June 30, 2023, for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries:

Compensation Securities
Name and position	Type of compensation security (2) (3)	Number of compensation securities, number of underlying securities, and percentage) of class (1))	Date of issue or grant	Issue, conversation or exercise price ($)	Closing price of security or underlying security on date of grant ($)(4)	Closing price of security or underlying security at year end ($)	Expiry Date
Dr. Richard Lu(5) President, Chief Executive Officer and Director	Stock Options	550,000 (550,000 Common Shares (2.05%))	Nov. 4, 2022	$0.75	N/A	$9.03	Nov. 4, 2027
Sam Sun(5) Chief Financial Officer	Stock Options	149,000 (149,000 Common Shares (0.56%))	Nov. 4, 2022	$0.75	N/A	$9.03	Nov. 4, 2027
Andrew van Doorn(5) Chief Operating Officer	Stock Options	300,000 (300,000 Common Shares (1.12%))	Nov. 4, 2022	$0.75	N/A	$9.03	Nov. 4, 2027
Tracy Zheng(5) Chief Administrative Officer	Stock Options	300,000 (300,000 Common Shares (1.12%))	Nov. 4, 2022	$0.75	N/A	$9.03	Nov. 4, 2027
Paul Pasalic(5) Director	Stock Options	15,000 (150,000 Common Shares (0.56%))	Nov. 4, 2022	$0.75	N/A	$9.03	Nov. 4, 2027
Olen Aasen(5) Director	Stock Options	200,000 (200,000 Common Shares (0.75%))	Nov. 4, 2022	$0.75	N/A	$9.03	Nov. 4, 2027
Paul Sparkes(5) Director	Stock Options	150,000 (150,000 Common Shares (0.56%))	Nov. 4, 2022	$0.75	N/A	$9.03	Nov. 4, 2027

NOTES:

(1)	As at June 30, 2023, 26,800,000 Common Shares were issued and outstanding. The total amount of compensation securities and underlying securities held by each NEO and director as at June 30, 2023 are as set forth in the table above.
(2)	No compensation security held by a NEO or director has been repriced, cancelled and replaced, had its term extended, or otherwise been modified during financial year ended June 30, 2023.
(3)	There are no restrictions or conditions for converting, exercising or exchanging the compensation securities.
(4)	The Common Shares were not listed for trading on the date of grant.
(5)	The compensation securities vest over a period of two years, with the first one-half vesting one year from the date of grant and the second one-half vesting two years from the date of the grant.

The following table provides a summary of each exercise of compensation securities by each NEO and director of the Company for the financial year ended June 30, 2023:

Exercise of Compensation Securities
Name and position	Type of compensation security	Number of underlying securities exercised(1)	Exercise price per security ($)	Date of exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Dr. Richard Lu, President, Chief Executive Officer and Director	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A
Sam Sun Chief Financial Officer	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A
Andrew van Doorn Chief Operating Officer	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A
Tracy Zheng Chief Administrative Officer	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A
Paul Pasalic Director	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A
Olen Aasen Director	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A
Paul Sparkes Director	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A

NOTES:

(1)	No compensation securities were exercised by any NEOs or directors of the Company during the financial year ended June 30, 2023.

Stock Option Plan and Other Incentive Plans

The Board of Directors has adopted the Share Compensation Plan under which RSUs and Options may be granted to the Company’s directors, officers, employees and consultants. The Share Compensation Plan provides participants (each, a “Participant”), who may include participants who are citizens or residents of the United States (each, a “US Participant”), with the opportunity, through RSUs and Options, to acquire an ownership interest in the Company. The RSUs will rise and fall in value based on the value of the Common Shares. Unlike the Options, the RSUs will not require the payment of any monetary consideration to the Company. Instead, each RSU represents a right to receive one Common Share following the attainment of vesting criteria determined at the time of the award. See “Restricted Share Units – Vesting Provisions” below. The Options, on the other hand, are rights to acquire Common Shares upon payment of monetary consideration (i.e., the exercise price), subject also to vesting criteria determined at the time of the grant. See “Options – Vesting Provisions” below.

Purpose of the Share Compensation Plan

The stated purpose of the Share Compensation Plan is to advance the interests of the Company and its subsidiaries, and its shareholders by: (a) ensuring that the interests of Participants are aligned with the success of the Company and its subsidiaries; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

The following people are eligible to participate in the Share Compensation Plan: any officer or employee of the Company or any officer or employee of any subsidiary of the Company and, solely for purposes of the grant of Options, any director of the Company or any director of any subsidiary of the Company, and any Consultant (defined under the Share Compensation Plan as an individual (other than an employee or a director of the Company) or a corporation that is not a U.S. Person that: (A) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to an affiliate of the Company, other than services provided in relation to an offer or sale of securities of the Company in a capital raising transaction, or services that promote or maintain a market for the Company securities; (B) provides the services under a written contract between the Company or the affiliate and the individual or the Company, as the case may be; (C) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an affiliate of the Company; and (D) has a relationship with the Company or an affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company).

Administration of the Share Compensation Plan

The Share Compensation Plan is administered by the Board or such other persons as may be designated by the Board (the “Administrators”) based on the recommendation of the Board or the compensation committee of the Board, if applicable. The Administrators determine the eligibility of persons to participate in the Share Compensation Plan, when RSUs and Options will be awarded or granted, the number of RSUs and Options to be awarded or granted, the vesting criteria for each award of RSUs and grant of Options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and the requirements of the CSE.

Restrictions on the Award of RSUs and Grant of Options

The awards of RSUs and grants of Options under the Share Compensation Plan is subject to a number of restrictions:

(a)	the total number of Common Shares reserved and available for grant and issuance pursuant to the exercise of Options and settlement of RSUs, each under the Share Compensation Plan, shall not exceed 20% (in the aggregate) of the issued and outstanding Common Shares from time to time; and

(b)	the number of Common Shares issuable pursuant to the exercise of Options under the Share Compensation Plan within a 12 month period to all eligible persons retained to provide investor relations activities (together with those Common Shares that are issued pursuant to any other Share Compensation Arrangement) shall not, at any time, exceed 1% of the issued and outstanding Common Shares.

In the event of any declaration by the Company of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of the Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company, distribution (other than normal course cash dividends) of the Company assets to holders of Common Shares, or any other corporate transaction or event involving the Company or the Common Shares, the Administrators may in their sole discretion make such changes or adjustments, if any, as the Administrators consider fair or equitable to reflect such change or event including, without limitation, adjusting the number of Options and RSUs outstanding under the Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under the Share Compensation Plan, provided that the value of any Option or RSU immediately after such an adjustment shall not exceed the value of such Option or RSU prior thereto, as determined by the Administrators.

Mechanics for RSUs

RSUs awarded to Participants under the Share Compensation Plan are credited to an account that is established on their behalf and maintained in accordance with the Share Compensation Plan. After the relevant date of vesting of any RSUs awarded under the Share Compensation Plan, a Participant shall be entitled to receive and the Company shall issue or pay (at its discretion): (i) a lump sum payment in cash equal to the number of vested RSUs recorded in the Participant’s account multiplied by the volume weighted average price of the Common Shares traded on the CSE for the five consecutive trading days prior to the payout date; (ii) the number of Common Shares required to be issued to a Participant upon the vesting of such Participant’s RSUs in the Participant’s account will be, duly issued as fully paid and non assessable shares and such Participant shall be registered on the books of the Company as the holder of the appropriate number of Common Shares; or (iii) any combination of thereof.

Vesting Provisions for RSUs

The Share Compensation Plan provides that: (i) at the time of the award of RSUs, the Administrators will determine the vesting criteria applicable to the awarded RSUs; (ii) vesting of RSUs may include criteria such as performance vesting; (iii) each RSU shall be subject to vesting in accordance with the terms set out in an agreement evidencing the award of the RSU attached as Exhibit A to the Share Compensation Plan (or in such form as the Administrators may approve from time to time) (each an “RSU Agreement”); and (iv) all vesting and issuances or payments in respect of a RSU shall be completed no later than December 15 of the third calendar year commencing after the award date for such RSU.

It is the current intention that RSUs may be awarded with both time based vesting provisions as a component of the Company’s annual incentive compensation program, and performance based vesting provisions as a component of the Company’s long term incentive compensation program.

Under the Share Compensation Plan, should the date of vesting of an RSU fall within a blackout period or within nine business days following the expiration of a blackout period, the date of vesting will be automatically extended to the tenth business day after the end of the blackout period.

Termination, Retirement and Other Cessation of Employment in connection with RSUs

A person participating in the Share Compensation Plan will cease to be eligible to participate in the following circumstances: (i) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (ii) retirement; and (iii) any cessation of employment or service for any reason whatsoever, including disability and death (an “Event of Termination”). In such circumstances, any vested RSUs will be issued (and with respect to each RSU of a US Participant, such RSU will be settled and shares issued as soon as practicable following the date of vesting of such RSU as set forth in the applicable RSU Agreement, but in all cases within 60 days following such date of vesting) and unless otherwise determined by the Administrators in their discretion, any unvested RSUs will be automatically forfeited and cancelled (and with respect to any RSU of a US Participant, if the Administrators determine, in their discretion, to waive vesting conditions applicable to an RSU that is unvested at the time of an Event of Termination, such RSU shall not be forfeited or cancelled, but instead will be deemed to be vested and settled and shares delivered following the date of vesting date of such RSU as set forth in the applicable RSU Agreement). Notwithstanding the above, if a person retires in accordance with the Company’s retirement policy at such time, the pro rata portion of any unvested performance based RSUs will not be forfeited or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable RSU Agreement after such retirement (as if retirement had not occurred), but only if the performance vesting criteria, if any, have been met on the applicable date. For greater certainty, if a person is terminated for just cause, all unvested RSUs will be forfeited and cancelled.

Mechanics for Options

Each Option granted pursuant to the Share Compensation Plan will entitle the holder thereof to the issuance of one Common Share upon achievement of the vesting criteria and payment of the applicable exercise price. Options granted under the Share Compensation Plan will be exercisable for Common Shares issued from treasury once the vesting criteria established by the Administrators at the time of the grant have been satisfied. However, the Company will continue to retain the flexibility through the amendment provisions in the Share Compensation Plan to satisfy its obligation to issue Common Shares by making a lump sum cash payment of equivalent value (i.e., pursuant to a cashless exercise), provided there is a full deduction of the number of underlying Common Shares from the Share Compensation Plan’s reserve.

Vesting Provisions for Options

The Share Compensation Plan provides that the Administrators may determine, in accordance with minimum vesting requirements of the CSE, the vesting criteria applicable to any Options, when any Option will become exercisable and may determine that Options shall be exercisable in instalments or pursuant to a vesting schedule. The Option agreement will disclose any vesting conditions prescribed by the Administrators.

Termination, Retirement and Other Cessation of Employment in connection with Options

A person participating in the Share Compensation Plan will cease to be eligible to participate where there is an Event of Termination. In such circumstances, unless otherwise determined by the Administrators in their discretion, any unvested Options will be automatically cancelled, terminated and not available for exercise and any vested Options may be exercised only before the earlier of: (i) the expiry of the Option; and (ii) six months after the date of the Event of Termination. If a person is terminated for just cause, all Options (whether or not then exercisable) will be automatically cancelled.

Other Terms

The Administrators will determine the exercise price and term/expiration date of each Option, provided that the exercise price in respect of that Option shall not be less than the Market Price on the date of grant. “Market Price” is defined in the Share Compensation Plan, as of any date, the price of the Common Shares determined as follows: (A) if the Common Shares are listed on any exchange, the Market Price will be the closing price of the Common Shares on such exchange for the last market trading day prior to the date of grant of the Option. Notwithstanding the foregoing, in the event that the Common Shares are listed on the CSE, for the purposes of establishing the exercise price of any Options, the Market Price shall not be lower than the greater of the closing market price of the Subordinate Voting Shares on the CSE on (i) the trading day prior to the date of grant of the Options, and (ii) the date of grant of the Options; or (B) in the absence of an established market for the Common Shares, the Market Price shall be determined in good faith by the Administrators.

No Option shall be exercisable after ten years from the date the Option is granted. Under the Share Compensation Plan, should the term of an Option expire on a date that falls within a blackout period or within nine business days following the expiration of a blackout period, such expiration date will be automatically extended to the tenth business day after the end of the blackout period.

Unless otherwise determined by the Board, in the event of a change of control, any surviving or acquiring corporation shall assume any Option outstanding under the Share Compensation Plan on substantially the same economic terms and conditions or substitute or replace similar options for those Options outstanding under the Share Compensation Plan on substantially the same economic terms and conditions.

Transferability

RSUs awarded and Options granted under the Share Compensation Plan or any rights of a Participant cannot be transferred, assigned, charged, pledged or hypothecated, or otherwise alienated, whether by operation of law or otherwise.

Reorganization and Change of Control Adjustments

In the event of any declaration by the Company of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company, distribution (other than normal course cash dividends) of the Company assets to holders of Common Shares, or any other corporate transaction or event involving the Company or the Common Shares, the Administrators may make such changes or adjustments, if any, as they consider fair or equitable, to reflect such change or event including adjusting the number of Options and RSUs outstanding under the Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under the Share Compensation Plan, provided that the value of any Option or RSU immediately after such an adjustment shall not exceed the value of such Option or RSU prior thereto.

Amendment Provisions in the Share Compensation Plan

The Board may amend the Share Compensation Plan or any RSU or Option at any time without the consent of any Participant provided that such amendment shall: (i) not adversely alter or impair any RSU previously awarded or any Option previously granted, except as permitted by the adjustment provisions of the Share Compensation Plan and with respect to RSUs and Options of US Participants, such amendment will not result in the imposition of taxes under Section 409A of the U.S. Internal Revenue Code of 1986; (ii) be subject to any regulatory approvals including, where required, the approval of the CSE; and (iii) be subject to shareholder approval, where required, by the requirements of the CSE, provided that shareholder approval shall not be required for the following amendments:

(a)	amendments of a “housekeeping nature”, including any amendment to the Share Compensation Plan or a RSU or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority, stock exchange or quotation system and any amendment to the Share Compensation Plan or a RSU or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(b)	amendments that are necessary or desirable for RSUs or Options to qualify for favourable treatment under any applicable tax law;

(c)	amendments to the vesting provisions of any RSU or any Option (including any alteration, extension or acceleration thereof), providing such amendments do not adversely alter or impair such RSU or Option;

(d)	amendments to the termination provisions of any Option (e.g., relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of a blackout period) providing such amendments do not adversely alter or impair such Option;

(e)	amendments to the Share Compensation Plan that would permit the Company to retain a broker and make payments for the benefit of Participants to such broker who would purchase Common Shares for such persons, instead of issuing Common Shares from treasury upon the vesting of the RSUs;

(f)	amendments to the Share Compensation Plan that would permit the Company to make lump sum cash payments to Participants, instead of issuing Common Shares from treasury upon the vesting of the RSUs; and

(g)	the amendment of the cashless exercise feature set out in the Share Compensation Plan.

For greater certainty, shareholder approval will be required in circumstances where an amendment to the Share Compensation Plan would: (i) increase the fixed maximum percentage of issued and outstanding Common Shares issuable under the Share Compensation Plan, other than by virtue of the adjustment provisions in the Share Compensation Plan, or change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares; (ii) increase the limits referred to above under “Restrictions on the Award of RSUs and Grant of Options”; (iii) reduce the exercise price of any Option (including any cancellation of an option for the purpose of reissuance of a new option at a lower exercise price to the same person); (iv) extend the term of any Option beyond the original term (except if such period is being extend by virtue of a blackout period); or (v) amend the amendment provisions of the Share Compensation Plan.

Employment, Consulting and Management Agreements

The material terms of the employment, consulting and management agreements of the Company are described in the footnotes of the table under the heading “Director and NEO Compensation, Excluding Options and Compensation Securities” of this Form. Except as disclosed in that section, as of June 30, 2023, there were no provisions in any contract, agreement, plan or arrangement that provide for payments to a NEO or director at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control in the Company or a change in the NEO’s or director’s responsibilities, except for the minimum required payments under employment standards legislation.

Oversight and Description of Director and NEO Compensation

The purpose of this discussion is to provide information about the Company’s executive compensation objectives and processes and to discuss compensation decisions relating to its NEOs listed in the Summary Compensation Table set out above. In accordance with applicable securities legislation, the Company currently has four Named Executive Officers; being Richard Lu, Chief Executive Officer; Sam Sun, Chief Financial Officer; Andrew van Doorn, Chief Operating Officer and Tracy Zheng, Chief Administrative Officer.

The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. In determining executive compensation, the Board considers the Company’s financial circumstances at the time decisions are made regarding executive compensation, and also the anticipated financial situation of the Company in the mid and long-term.

Compensation Objectives and Principles

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining qualified executives;
(b)	motivating the short and long-term performance of these executives; and
(c)	better aligning their interests with those of the Company’s shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its Share Compensation Plan. The Company does not provide any retirement benefits for its directors or officers.

Elements of Compensation

Base Salary

In the Board’s view, paying base salaries which are reasonable in relation to the level of service expected while remaining competitive in the markets in which the Company operates is a first step to attracting and retaining qualified and effective executives. Competitive salary information on comparable companies within the Company’s industry is compiled from a variety of sources, including national and international publications.

Bonus Incentive Compensation

The Board will consider executive bonus compensation dependent upon the Company meeting its strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s Share Compensation Plan (as described herein). RSUs and Options may be granted to executives and employees taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. The amounts and terms of RSUs and Options granted are determined by the Board.

Compensation Risks

The Board is keenly aware of the fact that compensation practices can have unintended risk consequences. The Board will continually review the Company’s compensation policies to identify any practice that might encourage an employee to expose the Company to unacceptable risk. At the present time the Board is satisfied that the current executive compensation program does not encourage the executives to expose the business to inappropriate risk. The Board takes a conservative approach to executive compensation rewarding individuals for the success of the Company once that success has been demonstrated and incenting them to continue that success through the grant of long-term incentive awards.

Hedging Policy

The Company has no policy on whether an NEO or director is permitted to purchase certain financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds which are designed to hedge or offset a decrease in the market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Compensation Process

In establishing compensation for executive officers, the Board as a whole seeks to accomplish the following goals:

●	to recruit and subsequently retain highly qualified executive officers by offering competitive compensation and benefits;

●	to motivate executives to achieve important corporate and personal performance objectives and reward them when such objectives are met; and

●	to align the interests of executive officers with the long-term interests of shareholders through participation in the Company’s Share Compensation Plan.

When considering the appropriate executive compensation to be paid to our officers, the Board have regard to a number of factors including: (i) recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Company’s shareholders; (iv) rewarding performance, both on an individual basis and with respect to operations generally; and (v) available financial resources.

RSU and Option-Based Awards

Long-term incentives in the form of RSUs and Options are intended to align the interests of our directors and executive officers with those of the Company’s Shareholders and to provide a long-term incentive to reward those individuals for their contribution to the generation of shareholder value, while reducing the burden of cash compensation that would otherwise be payable by the Company.

The Share Compensation Plan is administered by the Board. In determining the number of incentive RSUs or Options to be granted to the Named Executive Officers, the Board has regard to several considerations including previous grants of RSUs and Options and the overall number of outstanding RSUs and Options relative to the number of outstanding Common Shares, as well as the degree of effort, time, responsibility, ability, experience and level of commitment of the executive officer.

Director Compensation

During the fiscal year ended June 30, 2023, the Company had no formal director compensation program. No cash compensation was paid to the directors of the Company in their capacity as directors during the financial year ended June 30, 2023. During the year ended June 30, 2023, stock options were granted to directors as detailed in the table under the heading “Stock Options and Other Compensation Securities and Instruments” of this Form.

Pension

The Company does not have any form of pension plan that provides for payments or benefits to the NEO at, following, or in connection with retirement. The Company does not have any form of deferred compensation plan.

Changes Subsequent to Year-End

Except as otherwise disclosed herein, there have been no significant changes made to the Company’s compensation policies subsequent to the financial year ended June 30, 2023.